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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )



                            SPEIZMAN INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   847805 10 8
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).






                               Page 1 of 4 Pages



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----------------------                                        -----------------
CUSIP NO.  847805 10 8             Schedule 13G               PAGE 2 of 4 Pages
----------------------           (Amendment No. 4)            -----------------



1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert S. Speizman
         ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         not a member of a group                                      (a)   [ ]
                                                                      (b)   [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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 NUMBER OF       5   SOLE VOTING POWER
BENEFICIALLY
 OWNED BY            783,985 SHARES
   EACH          ---------------------------------------------------------------
REPORTING
 PERSON           6   SHARED VOTING POWER
  WITH                 26,650

                 ---------------------------------------------------------------

                 7    SOLE DISPOSITIVE POWER
                      783,985
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER
                      26,650
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,635
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  *

         n/a
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         22.9
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12  TYPE OF REPORTING PERSON *

         IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages


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----------------------                                        -----------------
CUSIP NO.  847805 10 8             Schedule 13G               PAGE 3 of 4 Pages
----------------------           (Amendment No. 4)            -----------------


         Issuer:                          Speizman Industries, Inc.
         Title of Class of  Securities:   Common Stock, par value $.10 per share
         Reporting Person:                Robert S. Speizman
         Social Security Number of
              Reporting Person:           ###-##-####

         The following are the changes in the information reported in the previous filing of Schedule 13G, dated February 21, 1997:

Item 4   Ownership:

         (a)      Amount Beneficially Owned

                  663,475  Shares owned directly
                  120,510 Shares subject to presently exercisable options or optionsthat become exercisable in March 1998
                   26,650  shares held by spouse as custodian for child
                  -------
                  810,635  shares beneficially owned

         (b)      Percent of Class

                  22.9%

         (c)      Number of Shares as to which such Person has

                  (i)      Sole power to vote or direct the vote:

                  663,475  shares owned directly
                  120,510 shares subject to presently exercisable options or ------- options that become exercisable in March 1998 783,985

                  (ii) Shared power to vote or direct the vote:

                   26,650  shares held by child

                  (iii) Sole power to dispose or direct the disposition of:

                  663,475  shares owned directly
                  120,510 shares subject to presently exercisable options or ------- options that become exercisable in March 1998 783,985

                  (iv) Shared power to dispose or direct the disposition of:

                   26,650  shares held by child


                               Page 3 of 4 Pages
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----------------------                                        -----------------
CUSIP NO.  847805 10 8             Schedule 13G               PAGE 4 of 4 Pages
----------------------           (Amendment No. 4)            -----------------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              February  13, 1998
                                              ------------------
                                                     Date


                                            /s/ Robert  S. Speizman
                                            -----------------------
                                                     Signature

                                               Robert S. Speizman
                                               ------------------
                                                   Name/Title


                               Page 4 of 4 Pages